[redacted]

UNITEDSTAT
SECURITIESANDEXCHANC
Washington, D.C.

09059494

MB APPROVAL	
umber:	3235-0123
:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Co. Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and Chief Executive Officer

Title

Notary Public

GASPER MARRONE
Notary Public, State of New York
No. 01MA4519314
Qualified in Nassau County
Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In planning and performing our audit of the consolidated financial statements of Oppenheimer & Co. Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
2) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations.

The Company had no customers with foreign futures and foreign options during the year, therefore we have not made a study of the practices and procedures followed by the Company in making the daily computation as required pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2009

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2008

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2009

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents		$ 21,892,856
Cash and securities (fair value of $11,498,765) segregated under Federal and other regulations		25,661,193
Deposits with clearing organizations (includes securities with a fair value of $7,694,580)		14,355,427
Receivable from brokers and clearing organizations		
Deposits paid for securities borrowed	$ 192,980,110	
Securities failed to deliver	17,964,940	
Omnibus accounts	8,232,515	
Clearing organizations	14,317,720	
Other	41,421,375	
Total receivable from brokers and clearing organizations		274,916,660
Receivable from customers		647,485,609
Securities owned at fair value		119,905,935
Exchange memberships at cost (fair value of $1,758,100)		44,075
Office facilities, net		23,694,849
Notes receivable, net		53,445,870
Intangible assets, net		17,927,481
Other assets		108,940,009
Total assets		$ 1,308,269,964

The accompanying notes are an integral part of this consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition, continued
December 31, 2008

Liabilities and Stockholder's Equity		
Drafts payable		$ 52,565,434
Bank call loans		6,500,000
Payable to brokers and clearing organizations		
Deposits received for securities loaned	$ 114,918,861	
Securities failed to receive	31,502,060	
Clearing organizations	10,811,420	
Other	510,815	
Total payable to brokers and clearing organizations		157,743,156
Securities sold, but not yet purchased at fair value		27,453,863
Payable to customers		409,348,267
Income taxes payable		8,946,865
Accrued compensation		172,510,572
Accounts payable and other liabilities		66,667,728
Subordinated borrowings		112,558,118
Excess of fair value of assets acquired over cost		6,172,795
Total liabilities		1,020,466,798
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000	
Additional paid-in capital	249,573,869	
Retained earnings	39,430,602	
Accumulated other comprehensive income	80,627	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		287,803,166
Total liabilities and stockholder's equity		$ 1,308,269,964

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. ("Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Canadian public corporation. Oppenheimer is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, securities lending activities, and investment advisory and asset management services.

On January 14, 2008, the Company acquired a major part of CIBC World Market Inc.'s U.S. capital markets business, as well as CIBC Israel Ltd., now operating as Oppenheimer Israel (OPCO) Ltd. (collectively the "New Capital Markets Business"). This acquisition is being accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations*. See note 13.

The Company provides its services from offices located throughout the United States. In addition, Oppenheimer conducts business through local broker-dealers in Israel and Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of Oppenheimer includes the accounts of Oppenheimer's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel as a local broker dealer registered with the Israeli Securities Authority; Pace Securities, Inc. ("Pace"), Josephthal & Co Inc., Prime Charter Ltd., Old Michigan Corp. (formerly First of Michigan Capital Corporation) and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated statement of financial condition of the Company is reported in U.S. dollars.

This consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

All material intercompany balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statement.

In presenting the consolidated statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for doubtful accounts, the outcome of legal and regulatory matters, the carrying amount of goodwill and intangibles, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be different from these

estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated statement of financial condition follows:

Financial Instruments and Fair Value
Financial Instruments
Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Fair Value Measurements
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements",* ,which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by SFAS 157, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by SFAS 157 prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs

The Company's financial instruments are recorded at fair value and generally are classified within level 1 or level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is located in note 4.

Loans and Allowances for Doubtful Accounts
Customer receivables, primarily consisting of margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Customer receivables are stated net of allowance for doubtful accounts. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for doubtful

accounts following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for doubtful accounts is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves
The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill
The Company determines the fair value of each of its reporting units and the fair value of the reporting unit's goodwill under the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc., and Grand Charter Group Incorporated (approximately $10.8 million, included in other assets on the consolidated statement of financial condition). The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all financial asset classes and by a significant lack of liquidity. The Company viewed these events as a triggering event to performing an interim goodwill impairment test under SFAS 142. As a result, the Company performed an impairment analysis between annual tests as of September 30, 2008 and also performed its annual test for goodwill impairment as of December 31, 2008.

Excess of fair value of assets acquired over cost arose from the acquisition of the New Capital Markets Businesses. If the earn-out from the acquisition of the New Capital Markets Businesses (see note 13) exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable.

Intangible Assets
Intangible assets arose from the acquisition of the New Capital Markets Businesses in January 2008 and are comprised of customer relationships and a below market lease. Customer relationships are carried at $880.6 thousand (which is net of accumulated amortization of $60.5 thousand) and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $17.0 million (which is net of accumulated amortization of $4.3 million) and is being amortized on a straight-line basis over 60 months commencing in January 2008.

Share-Based Compensation Plans
The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Company's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

Income Taxes
The Company estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. The Company monitors and adjusts these reserves as necessary.

Revenue Recognition
Brokerage
Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date for securities transactions and one day for commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal transactions
Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value generally based upon quoted prices.

Asset management
Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, the Company is entitled to receive performance fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as at the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Assets under management are not included as assets of the Company.

Investment banking
Underwriting revenues are recorded on offering date, sales concessions on trade date and other underwriting fees at the time the transaction is substantially complete and income is reasonably determinable. Advisory fees from mergers, acquisitions and restructuring transactions are recorded when the conditions of the engagement letter have been satisfied. Transaction-related

expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related transaction revenue.

Statement of Financial Condition Items

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From / Payables To Brokers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable

The Company had notes receivable, net from employees of approximately $53.4 million at December 31, 2008. The notes are recorded in the consolidated statement of financial condition at face value of approximately $95.4 million less accumulated amortization and reserves of $34.5 million and $7.5 million, respectively, at December 31, 2008. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Management monitors and compares individual financial advisor production to each loan issued to ensure future recoverability.

Office Facilities

Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end, and non-monetary assets and shareholders' equity at historical rates. Cumulative translation adjustments, net of tax, of $80.6 thousand are included in accumulated other comprehensive loss. The functional currency of the overseas operations is the local currency in each location.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

In June 2006, the FASB issued Interpretation 48, *"Accounting for Uncertainty in Income Taxes"*, an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Management has evaluated its tax positions for the year ended December 31, 2008 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2008.

Share-Based Payments
The Company has share-based compensation plans. In December 2004, the Financial Accounting Standards Board issued a revision to SFAS No. 123, *"Accounting for Stock-Based Compensation"*, SFAS No. 123(R), *"Share-Based Payment"*. SFAS No. 123(R) requires that share-based payments be accounted for at fair value.

New Accounting Pronouncements
Recently Adopted
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements"*, which provides expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. In addition, SFAS 157 prohibits recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted.

On February 12, 2008, the FASB issued FASB Staff Position No. 157-2 (FAS 157-2) which delays the effective date of SFAS 157 for non financial assets and liabilities except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). As a result, the Company only partially adopted the provisions of SFAS 157 on January 1, 2008. This partial adoption did not result in any transition adjustment to opening retained earnings. The full adoption of the provisions of SFAS 157 is not expected to have a material impact on the Company's consolidated statement of financial condition. See Note 4 to the consolidated statement of financial condition for further information on SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *"The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115"*, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 provides entities with the

option to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 allows entities to measure eligible items at fair value at specified election dates and to report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted provided that the entity also elects to apply the provisions of SFAS 157. The adoption of SFAS 159 did not have a material impact on the Company's consolidated statement of financial condition.

On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3 "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective October 10, 2008 which includes prior periods in which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated statement of financial condition.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, *"Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities."* FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP did not affect the Company's financial condition.

Recently Issued

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS No. 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 1, 2009.

In February 2008, the FASB issued FSP FAS No. 140-3, *"Accounting for Transfers of Financial Assets and Repurchase Financing Transactions"* ("FSP No. 140-3"). FSP No. 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to transactions entered into after the date of adoption. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP No. 140-3 on its financial condition.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities— an amendment of FASB Statement No. 133"* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 in the first quarter of 2009. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 is not expected to affect the Company's financial condition.

3. Cash and Securities Segregated For Regulatory and Other Purposes

Deposits of $25.7 million were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits may be invested in interest bearing accounts collateralized by qualified securities.

4. Financial Instruments and Fair Value Measurement

Financial Instruments

Securities owned and securities sold but not yet purchased and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2008 are corporate equities with estimated fair values of approximately $10.7 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government, Agency, and Sovereign Obligations

U.S. Government securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 of the fair value hierarchy. Agency securities primarily consist of mortgage pass-through securities issued by federal agencies and are valued based on quoted market prices when available or by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities and are categorized in Level 1 or 2 of the fair value hierarchy. The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities
The Company holds non-agency securities primarily collateralized by home equity and manufactured housing which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When position specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Convertible Bonds
The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities
Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange and categorized as Level 1 in the fair value hierarchy.

Other
The Company holds Auction Rate Preferred Securities ("ARPS") issued by closed-end funds with interest rates that reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARPS have historically been categorized as Level 1 in the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets have resulted in substantially all of the auction rate securities market experiencing failed auctions. Once the auctions failed, the ARPS could no longer be valued using observable prices set in the auctions. As a result, the Company has resorted to less observable determinants of the fair value of ARPS including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding auction rate securities. The failure of auctions has resulted in a Level 3 categorization of ARPS in the fair value hierarchy.

Derivative Contracts
From time to time, the Company transacts in exchange-traded derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2008 have been categorized based upon the fair value hierarchy as follows:

Amounts are expressed in thousands of dollars.

	Fair Value Measurements: Assets As of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	**$ 274**	$ -	$ -	**$ 274**
Securities segregated for regulatory and other purposes	**11,499**	-	-	**11,499**
Deposits with clearing organizations	**7,695**	-	-	**7,695**
Securities owned				
U.S. Government, agency, and sovereign obligations	10,158	3,013	-	13,171
Corporate debt and other obligations	-	23,667	-	23,667
Mortgage and other asset-backed securities	-	5,925	1,610	7,535
Municipal obligations	-	15,051	-	15,051
Convertible bonds	-	18,915	815	19,730
Corporate equities	33,966	-	-	33,966
Other	1,461	-	5,325	6,786
Securities owned, at fair value	**45,585**	**66,571**	**7,750**	**119,906**
Investments (1)	-	**19,121**	**1,962**	**21,083**
Derivative contracts (2)	-	**71**	-	**71**
Total	**$ 65,053**	**$ 85,763**	**$ 9,712**	**$ 160,528**

(1) Included in other assets on the consolidated statement of financial condition.

(2) Included in receivable from brokers and clearing organizations on the consolidated statement of financial condition.

Amounts are expressed in thousands of dollars.

	Fair Value Measurements: Liabilities As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased				
U.S. Government, agency, and sovereign obligations	$ 1,212	$ -	$ -	$ 1,212
Corporate debt and other obligations	-	6,370	-	6,370
Mortgage and other asset-backed securities	-	4	-	4
Municipal obligations	-	1,024	-	1,024
Convertible bonds	-	3,806	-	3,806
Corporate equities	14,595	-	-	14,595
Other	68	-	375	443
Securities sold, but not yet purchased at fair value	**15,875**	**11,204**	**375**	**27,454**
Derivative contracts (3)	**341**	**58**	**-**	**399**
Total	**$ 16,216**	**$ 11,262**	**$ 375**	**$ 27,853**

(3) Included in payable to brokers and clearing organizations on the consolidated statement of financial condition.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis:

Amounts are expressed in thousands of dollars.

	Level 3 Assets and Liabilities For the year ended December 31, 2008					
	Opening Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances, Settlements	Transfers In (Out)	Ending Balance
Assets						
Convertible bonds	$ -	33	46	-	736	$ 815
Mortgage and other asset-backed securities (1)	$ 881	(14)	(64)	898	(91)	$ 1,610
Other (2)	$ -	-	-	5,347	(22)	$ 5,325
Investments (3)	$ 718	(56)	(302)	-	1,602	$ 1,962
Liabilities						
Other (2)	$ -	-	-	(375)	-	$ (375)

(1) Represents non-agency securities primarily collateralized by home equity and manufactured housing.

(2) Represents auction rate preferred securities that failed in the auction rate market.

(3) Primarily represents general partner ownership interests in hedge funds and private equity funds sponsored by the Company.

Derivative Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment. The notional amounts and fair values of the Company's derivatives at December 31, 2008 were as follows:

Dollar amounts are expressed in thousands.

	Notional	Assets	Liabilities
U.S. Treasury futures	$ 30,000	$ -	$ 341
Purchase of TBAs	$ 1,120	$ 71	-
Sale of TBAs	$ 1,090	-	$ 58

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. At December 31, 2008, the Company had 300 open short contracts for 10-year U.S. Treasury notes.

The Company has some limited trading activities in pass-through mortgage-backed securities eligible to be sold in the "to-be-announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers and clearing organizations and payable to brokers and clearing organizations, respectively.

Collateralized Transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non-U.S. government and agency securities.

The Company receives collateral in connection with securities borrowed transactions and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2008, the fair value of securities received as collateral under securities borrowed transactions was $188.8 million, of which the Company has re-pledged approximately $61.0 million under securities loaned transactions.

The Company pledges its securities owned for securities lending and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $1.9 million as at December 31, 2008. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $33.2 million as at December 31, 2008.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to

return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company obtains short-term borrowing through bank call loans which are generally payable on demand and bear interest at various rates not exceeding the broker call rate. See note 6.

Credit Concentrations
Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2008 are receivables from three major U.S. broker-dealers totaling approximately $108.8 million.

As a result of the acquisition from CIBC of the New Capital Markets Business (see note 13), for a transition period, the Company has a clearing arrangement with CIBC World Markets Inc. to clear transactions relating to Oppenheimer Israel (OPCO) Ltd. trading and sales. Additionally, the Company also has clearing arrangements with Pershing LLC (foreign securities) and R.J. O'Brien & Associates (commodities). These clearing brokers have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

Variable Interest Entities (VIEs)
FASB Interpretation No. 46, as revised ("FIN 46R"), "*Consolidation of Variable Interest Entities*", applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns or both, as a result of holding variable interests. In its role as general partner in certain private equity funds, the Company holds variable interests in which the Company is not considered the primary beneficiary and therefore does not consolidate the entities. The primary beneficiary in these private equity funds resides among the limited partnership interests.

5. Office Facilities

The components of office facilities at December 31, 2008 are as follows:

Furniture, fixtures and equipment	$ 66,006,072
Leasehold improvements	26,676,037
	92,682,109
Accumulated depreciation and amortization	(68,987,260)
	$ 23,694,849

6. Bank Call Loans

Bank call loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate, which was 2.75% at December 31, 2008. These loans, collateralized by firm securities (with market values of approximately $41.3 million) are with one U.S. money center bank.

7. Subordinated Borrowings

The subordinated loans are payable to the Company's immediate parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11 1/2% per annum. These loans are due: $3.8 million, November 29, 2009; $7.1 million, December 31, 2009; and $1.6 million, June 25, 2010 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. On January 14, 2008, in connection with the acquisition of the New Capital Markets Businesses from CIBC, described in Note 13, Oppenheimer issued a subordinated note to E.A. Viner International Co. in the amount of $100.0 million at a variable interest rate based on LIBOR which is due and payable on January 31, 2014.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

8. Income Taxes

Oppenheimer is included in an affiliated group, which files a consolidated Federal income tax return. State and local income tax returns are filed either on a unitary or stand-alone entity basis depending on the state's requirements. Oppenheimer's income tax is computed on a separate company basis.

Deferred tax assets, net, which relate primarily to compensation and other expenses not currently deductible for tax purposes, are included in other assets and amounted to $27.8 million at December 31, 2008.

9. Employee Compensation Plans

Share-based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "*Share-Based Payment*", which is a revision to SFAS No. 123, "*Accounting for Stock-Based Compensation*". SFAS No. 123(R) requires share-based payment awards to be accounted for at fair value. Under SFAS No. 123(R), share-based compensation awards that require future service (i.e., are subject to a vesting schedule) are amortized over the relevant service period. The Company adopted SFAS No. 123(R) under the 'modified prospective method'. Under that method, the provisions of SFAS No. 123(R) are applied to remaining unvested share-based awards outstanding at December 31, 2005 as well as to share-based awards granted subsequent to adoption.

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the

expected term, and the Parent's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option- pricing model with the following assumptions:

	Grant Date Assumptions					
	2008	2007	2006	2005	2004	2003
Expected term (1)	2.4 years	5 years	5 years	5 years	5 years	5 years
Expected volatility factor (2)	36.41 %	39.67 %	26.57 %	23.50 %	21.08 %	22.61 %
Risk-free interest rate (3)	2.13 %	4.54 %	4.51 %	3.89 %	3.01 %	2.92 %
Actual dividends (4)	$ 0.44	$ 0.40	$ 0.38	$ 0.36	$ 0.36	$ 0.36

(1) The expected term was determined based on actual awards.

(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Shares over a historical period commensurate to the expected term of the awards.

(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.

(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan

Under the Parent's 2006 Equity Incentive Plan, adopted December 11, 2006 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Parent's Compensation and Stock Option Committee may grant options to purchase Class A Shares to officers and key employees of the Company and its subsidiaries. Prior to 2008, options were generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. In 2008, options were generally granted for a three year term and generally vested at the rate of 33% of the amount granted on both the first and second anniversary of the grant and 33% three months before expiration.

Stock option activity under the EIP since January 1, 2008 is summarized as follows.

	Year Ended December 31, 2008	
	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	979,475	$ 29.32
Options granted	322,261	$ 33.61
Options exercised	(224,115)	$ 24.97
Options forfeited or expired	(126,889)	$ 33.87
Options outstanding, end of period	$ 950,732	$ 31.04
Options vested, end of period	$ 579,149	$ 29.35
Weighted average fair value of options granted during the year	$ 6.99	

The aggregate intrinsic value of options outstanding as of December 31, 2008 was nil. The aggregate intrinsic value of options vested as of December 31, 2008 was nil. The aggregate intrinsic value of options that are expected to vest is nil as of December 31, 2008.

As of December 31, 2008, there was approximately $1.7 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the EIP. The cost is expected to be recognized over a weighted average period of 1.1 years.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2008 using the Black-Scholes option-pricing model.

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as at December 31, 2008
January 13, 2004	145,770	$ 32.78	13 days	$ 0.00
January 13, 2005	240,555	$ 24.53	1 year	$ 1.26
January 13, 2006	255,700	$ 20.53	2 years	$ 1.17
January 12, 2007	367,120	$ 35.44	3 years	$ 0.53
January 10, 2008	492,405	$ 37.78	4 years	$ 0.41
Total weighted average values	1,501,550	$ 31.66	2.6 years	$ 0.66

At December 31, 2008, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding and expected to vest as of December 31, 2008 was nil. The liability related to the OARs was approximately $493.8 thousand as of December 31, 2008.

As of December 31, 2008, there was approximately $402.9 thousand of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.6 years.

On January 12, 2009, 454,940 OARs were awarded to Oppenheimer employees related to fiscal 2008 performance. These OARs will be expensed over 5 years (the vesting period).

Employee Share Plan
On March 10, 2005, the Parent approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Parent and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Parent's Compensation and Stock Option Committee may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Parent has awarded restricted Class A Shares to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Parent's Compensation and Stock Option Committee. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards.

The following table summarizes the status of the Company's non-vested ESP awards for the year ended December 31, 2008.

	Number of Class A Shares Subject to ESP Awards		Weighted Average Fair Value	Remaining Contractual Life
Non-vested beginning of period	110,805	$	23.32	2.2 years
Granted	439,839	$	36.38	2.3 years
Vested	(17,543)	$	19.29	-
Forfeited or expired	(24,654)	$	34.27	-
Non-vested end of period	508,447	$	34.87	2.2 years

At December 31, 2008, all outstanding ESP awards were non-vested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2008 was approximately $6.5 million. The aggregate intrinsic value of ESP awards that are expected to vest is $5.1 million as of December 31, 2008.

As of December 31, 2008, there was approximately $11.5 million of total unrecognized compensation cost related to unvested ESP awards. The cost is expected to be recognized over a weighted average period of 2.2 years.

In January 2009, the Parent issued 112,297 Class A Shares to certain Oppenheimer employees who had elected to take a portion of their year-end bonus in Class A Shares in lieu of cash under the ESP. The cost of these shares (priced at market on January 5, 2009) is included in compensation and related expenses in the consolidated statement of operations for the year ended December 31, 2008.

Defined Contribution Plan
The Company, through its subsidiaries, maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $15,500 per annum.

Deferred Compensation Plans
The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2008 of approximately $7.7 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2008, the Company's liability with respect to the EDCP and DIP totaled $21.5 million and is included in accrued compensation on the consolidated statement of financial condition as at December 31, 2008.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2008, the Company's liability with respect to this plan totaled $10.7 million. See note 4.

10. Commitments and Contingencies

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2019. Future minimum rental commitments under such office and equipment leases as at December 31, 2008 are as follows.

Amounts are expressed in thousands of dollars.

2009	$	38,680
2010		36,173
2011		33,256
2012		25,644
2013		14,270
2014 and thereafter		23,490
Total	$	171,513

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

At December 31, 2008, the Company had collateralized and uncollateralized letters of credit for $127.2 million in favor of Options Clearing Corporation. Collateral for these letters of credit include customer securities with a market value of approximately $197.9 million pledged to two financial institutions.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits creating substantial exposure. The Company is the subject of customer complaints, has been named as defendant or codefendant in various lawsuits seeking, in total, substantial damages and is involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved from time to time in governmental and self-regulatory agency investigations and proceedings. In accordance with SFAS No. 5 "*Accounting for Contingencies*," the Company has established provisions for estimated losses from pending complaints, legal actions, regulatory investigations and proceedings. While the ultimate resolution of pending litigation and other matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these matters will have a material adverse effect on its financial statements. However, the Company's statement of financial condition could be materially affected during any period if liabilities in that period differ from prior estimates.

11. Regulatory Requirements

Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer related debit items, as defined in SEC Rule 15c3-3. At December 31, 2008, Oppenheimer had net capital of $180.5 million which exceeded required net capital by $163.7 million. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250 thousand or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, Freedom had net capital of $4.2 million, which was $3.9 million in excess of the $250 thousand required to be maintained at that date.

At December 31, 2008, Oppenheimer and Freedom had $13.9 million and $11.8 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2008. The Company had no deposit requirements as of December 31, 2008.

12. Related-Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

13. Acquisition

On January 14, 2008, the Company acquired CIBC World Markets Corp.'s U.S. Investment Banking, Corporate Syndicate, Institutional Sales and Trading, Equity Research, Options Trading and a portion of the Debt Capital Markets business which includes Convertible Bond Trading, Loan Syndication and Trading, High Yield Origination and Trading as well as Oppenheimer Israel (OPCO) Ltd., formerly CIBC Israel Ltd. Per the terms of the purchase agreement, the operating results of the New Capital Markets Business for the period January 1, 2008 to January 14, 2008 were transferred and assumed by the Company. The newly acquired businesses along with the Company's existing Investment Banking, Corporate Syndicate, Institutional Sales and Trading and Equities Research divisions were combined to form the Oppenheimer Investment Banking Division (OIB Division).

The acquisition is being accounted for under the purchase method in accordance with SFAS 141, which requires the acquiring entity to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values as at the date of acquisition. Consideration paid in cash is measured based on the amount of cash paid, while non-cash consideration is recorded at estimated fair value.

The purchase price for the transaction is comprised of (1) an earn-out based on the annual performance of the OIB Division for the calendar years 2008 through 2012 (in no case to be less than $5 million per year) to be paid in the first quarter of 2013 (the "Earn-Out Date"). On the Earn-Out Date, 25% of the earn-out will be paid in cash and the balance may be paid, at the Parent's option, in any combination of cash, the Parent's Class A Shares (at the then prevailing market price) and/or debentures to be issued by the Parent payable in two equal tranches – 50% one year

after the Earn-Out Date and the balance two years after the Earn-Out Date, (2) warrants to purchase 1,000,000 Class A Shares of the Parent at $48.62 per share exercisable five years from the January 2008 closing, (3) consideration at closing equal to the fair market value of net securities owned in the amount of $48.2 million, (4) cash consideration at closing in the amount of $2.7 million for office facilities, (5) a cash payment at closing in the amount of $1.1 million to extinguish a demand note, and (6) cash paid to cover acquisition costs of $1.8 million.

Amounts are expressed in thousands of dollars.

Cash consideration		
Acquisition costs	$	1,783
Extinguishment of demand note		1,144
Office facilities		2,694
Securities owned, net		48,229
		53,850
Warrants issued, at fair value		10,487
Earn-out, at fair value		11,068
Aggregate purchase price	$	75,405

The following table summarizes the estimated fair value of assets acquired and liabilities assumed.

Amounts are expressed in thousands of dollars.

Cash and cash equivalents	$	3,515
Securities owned		80,602
Office facilities		5,115
Intangible assets		
Customer relationships		941
Below-market lease		21,309
Deferred tax asset		4,211
Prepaid compensation		2,400
Other assets		3,305
Total assets acquired		121,398
Less-		
Securities sold, but not yet purchased		32,374
Accounts payable and other liabilities		3,067
Deferred tax liability		4,379
Excess of fair value of acquired net assets over cost		6,173
Total liabilities assumed		45,993
Net assets acquired	$	75,405

Intangible assets arose upon the acquisition of the New Capital Markets Business and are comprised of customer relationships and the estimated fair value of a below-market lease on the premises located at 300 Madison Avenue in New York City. Customer relationships are carried at $880.6 thousand (which is net of accumulated amortization of $60.5 thousand) at December 31, 2008 and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below-market lease, which represents the difference between what the Company is paying to occupy the premises at 300 Madison Avenue, New York, NY and the fair market value of comparable real estate in midtown Manhattan, is carried at $17.0 million (which is

net of accumulated amortization of $4.3 million) at December 31, 2008 and is being amortized over the life of the lease (60 months commencing in January 2008).

The earn-out, which will amount to no less than $25.0 million, has been assigned a fair value of $11.1 million at acquisition date. The difference between the full liability and the grant date fair value is being amortized over 60 months commencing in January 2008. If the earn-out exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable. The earn-out for 2008 was $5.0 million.

The earn-out and warrant components of the purchase price will be funded in whole by the Parent without contribution by the Company. As a result the Company has recognized a deemed capital contribution by Parent in an amount equal to the fair value of the earn-out and warrants issued as at the acquisition date of $21.6 million.

In addition, in conjunction with the transaction, the Company has agreed to pay to CIBC an estimated $54.3 million over three years from 2008 through 2010 (2008 - $5.3 million; 2009 - $18.4 million; 2010 - $30.6 million) for future payments of deferred incentive compensation to former CIBC employees for awards made by CIBC prior to January 14, 2008. In excess of 50% of these total incentive compensation commitments were accrued in 2008. The estimated amounts are based on forfeiture assumptions and actual amounts may differ from these estimates.